                               [CHEMFIRST INC.]




                                     2000
                                 Annual Report

[CHEMFIRST LOGO]

ChemFirst produces chemicals for semiconductor, life science, and polyurethane applications. The company's stock trades on the New York Stock Exchange under the symbol CEM.

CONTENTS
----------------------------------------------------
Financial Highlights                              1
----------------------------------------------------
Chairman's Letter                                 2
----------------------------------------------------
Electronic and Other Specialty Chemicals          7
----------------------------------------------------
Polyurethane Chemicals                           11
----------------------------------------------------
Selected Financial Data                          12
----------------------------------------------------
Management's Discussion & Analysis               13
----------------------------------------------------
Consolidated Financial Statements and Notes      16
----------------------------------------------------
ChemFirst Companies                              36
----------------------------------------------------
Directors and Officers                           36
----------------------------------------------------
Corporate Information                            37
----------------------------------------------------


ChemFirst Inc.    Post Office Box 1249    Jackson, Mississippi 39215-1249

                             FINANCIAL HIGHLIGHTS

                                                                  Years ended December 31,
                                                     (In Thousands of Dollars, Except Per Share Amounts)
                                                   ------------------------------------------------------
                                                       2000                  1999              % Change
                                                   -----------             ---------         ------------
Results of Operations:
     Sales                                            $383,879              $321,943              19
     Earnings from continuing operations              $ 22,604              $ 22,473               1
     Depreciation and amortization                    $ 28,454              $ 26,988               5
     Capital expenditures                             $ 16,932              $ 24,645             (31)

Financial Position:
     Total assets                                     $383,743              $402,387              (5)
     Total debt                                       $ 49,329              $ 31,892              55
     Shareholders' equity                             $234,814              $288,723             (19)
     Total debt as percent of total capitalization          17%                   10%             70

Per Common Share:
     Earnings from continuing operations, diluted     $   1.43              $   1.22              17
     Cash dividends declared                          $   0.40              $   0.40               -
     Book value                                       $  16.60              $  16.13               3
     Closing market price at December 31              $ 22.063              $ 21.875               1


[BAR CHART]

EARNINGS FROM
CONTINUING OPERATIONS*
Millions of Dollars
96      16
97      26
98      19
99      22
00      23


[BAR CHART]

EARNINGS FROM
CONTINUING OPERATIONS
PER DILUTED SHARE*
In Dollars
96      0.77
97      1.27
98      0.98
99      1.22
00      1.43


[BAR CHART]

CASH FLOWS PROVIDED BY
CONTINUING OPERATIONS
Millions of Dollars
96      35
97      23
98      40
99      39
00      64


[BAR CHART]

CAPITAL EXPENDITURES
Millions of Dollars
96      49
97      91
98      44
99      25
00      17


Chairman's Letter:

We had another good year. We were focused primarily on specialty chemicals following the sale of the steel and engineered products and services businesses. We emphasized chemicals and materials for the high-growth semiconductor industry.

During the year, we dedicated the Dayton, Ohio custom manufacturing site primarily to electronic chemicals production and expanded capacity there by 50% to meet growing demand for deep ultra violet (DUV) resins for photoresists. A 25% follow-on expansion is currently underway. We increased manpower and capacity to meet demand for electronic chemical remover products and to introduce new products and services. And we met the challenge of reduced supplies of hydroxylamine raw material following an explosion in a key supplier's plant. We made progress with chemical mechanical planarization (CMP) products and development of new products and promising technologies like photochemical metal organic deposition (PMOD).

In other specialty chemicals, we targeted opportunities in electronic, pharma and niche applications with attractive margins and growth potential. Our polyurethane business performed well despite some market weakness late in the year.

RESULTS
Earnings from continuing operations were $22.6 million or $1.43 per share, up 17% from $1.22 per share last year on 14% fewer average shares outstanding due to repurchases. Sales were $384 million, up 19% on higher electronic chemicals volumes and higher prices for polyurethane chemicals. Segment results were mixed. Electronic chemicals had record volumes, revenues and earnings for 2000. Profits were up 150%, but the increase was more than offset by lower earnings from other specialties. Polyurethane earnings were slightly better than last year's record results on marginally higher volumes.

Earnings per share were helped by fewer average shares outstanding due to stock repurchases by the company. This year we purchased just under 4 million shares at a cost of $83 million. Since beginning the program in 1997, we have purchased a total of 7.3 million shares, effectively reducing shares outstanding by 32%. We have a strong balance sheet. Debt is currently at 17% of total capitalization and is not expected to change significantly.

ELECTRONIC AND OTHER SPECIALTIES
Our biggest challenge and achievement was and continues to be management of the hydroxylamine raw material shortage following the explosion in June at Nissin Chemical. Hydroxylamine is a key ingredient in our highly successful HDA(R) removers. Nissin was the world's sole supplier of hydroxylamine until late 1999 when BASF established

* Adjusted for Power Sources gain and aluminum dross note provision in 1998, Melamine gain and equity earnings in 1997, and equity earnings in 1996.

production in Germany. BASF could not satisfy total demand following the explosion, however, and we were forced to allocate HDA(R) products to our customers. The situation has improved with a recent capacity expansion by BASF, but we are still unable to meet demand. Both Nissin Chemical and Honeywell International, a new supplier, have announced hydroxylamine production beginning in early '02. This should resolve the problem. In the interim, insurance is expected to mitigate the impact on earnings, except for a $1 million deductible that was recognized in third quarter '00.

Although the hydroxylamine shortage demanded a lot of attention, we continued to make good progress in other areas. DUV resins were profitable for the year, experiencing 94% volume growth. CMP volumes are slowly ramping up as we work with major semiconductor and CMP tool manufacturers to qualify our materials. There are many encouraging CMP evaluations in process and we hope that this business will be profitable in '02.

Other specialties were profitable, but off from '99 reflecting tough conditions in ag chemicals, excess industry capacity, competitive price pressures and higher energy and raw material costs. We are now seeing some improvement in demand for ag chemical intermediates, a hopeful sign that the inventory draw-down in response to bio-tech competition has bottomed. We are continuing, however, to emphasize electronic, pharmaceutical and other high-growth applications. This year we expanded capacity for new molecule development, contract research, production of development samples and small-scale production. We expect these efforts to add proprietary products with attractive growth rates and margins and lead to better utilization of assets.

POLYURETHANE CHEMICALS
Volumes and earnings in '00 were up only slightly due to the slumping economy and escalating costs for raw materials and energy. Most of our aniline production is sold under long-term contracts that protect us from volatile increases in these costs. We had a strong first half, but business slowed as the economy weakened toward the end of the year. Housing starts ended the year down 4% from last year. Polyurethane chemicals are

[WAFER REPRESENTING HDA TECHNOLOGY]

We are extremely proud of the employees at EKC Technology for their extraordinary and creative efforts in response to the hydroxylamine shortage. They worked with customers to conserve and extend available supplies. They also developed new products that use hydroxylamine more efficiently and alternate chemistries to meet customers' needs. Customers have told us they appreciate the exceptional service during this difficult period. We extend special thanks for a job well done. One bright spot - the shortage has highlighted the fact that nothing works as well as our patented HDA(R) removers.


[CHART]

EMPLOYEES: 719
Electronic & Other Specialities 70%
Polyurethanes 21%
Corporate 9%


[CHART]

CAPITAL EXPENDITURES: $17MM
Electronic &  Other Specialities 67%
Polyurethanes 25%
Corporate 8%


[CHART]

IDENTIFIABLE ASSETS: $384MM
Electronic & Other Specialities 66%
Polyurethanes 27%
Corporate 7%

                         ELECTRONIC CHEMICALS EMPHASIS

                      [PHOTO OF BEAKER CONTAINING CHIPS]

ChemFirst is emphasizing chemicals and services for the semiconductor industry. Advanced chips with more layers, smaller feature sizes, and more speed and functionality require more advanced chemicals for production. We develop and supply these chemicals.

primarily used in residential and commercial construction, appliances and autos. Historically, demand has grown 4% - 5% annually. We expect future growth in the 6% range based on growing world demand in these end-use markets. This is a good business that provides cash flow to support growth in electronic chemicals and for stock repurchases.

CAPITAL EXPENDITURES
Capital spending in '00 was $17 million, mostly for process and production improvements and maintenance at our chemical plants, and for manufacturing upgrades and capacity additions in electronic chemicals. Expenditures in 1999 were $25 million. Our strategic shift from capital intensive conventional chemicals to technologically intensive electronic and other specialty chemicals is changing the scope and scale of capital investments. Capital expenditures have declined, but investments in R&D and engineering, intellectual property discovery/protection and technical staffing have increased. We expect operating cash flow to continue to exceed capital expenditures until we begin a potential Baytown Phase II aniline expansion, possibly in the '03 to '04 time frame.

OUTLOOK
We expect to grow with the semiconductor industry in remover chemicals, and capitalize on technology changes driving CMP, resins for DUV photoresists and other new products. We also expect slower but still attractive long-term growth and strong cash flow from polyurethane chemicals. We intend to improve results in other specialties. The company is well positioned with good products in good markets. Despite current economic uncertainty, we expect to do better in '01 than '00.

We are looking for ways to capture the value of electronic chemicals, which is not fully recognized or capitalized in our portfolio. We have had similar situations in the past with undervalued gold and fertilizer businesses and have found ways to do this.

Our primary objective is to get better, not bigger.  Better means:
     Increasing earnings
     Increasing earnings from high growth markets
     Increasing earnings from proprietary products and technology
     Increasing shareholder return

We hope to report further progress toward these goals next year.

[PHOTO]

/s/ Kelley Williams
J. Kelley Williams
Chairman and Chief Executive Officer


/s/ R. Michael Summerford
R. Michael Summerford
President and Chief Operating Officer


[CHART]
96      246
97      298
98      305
99      322
00      384


TOTAL SALES
Million of Dollars

[CHART]
96      151
97      180
98      180
99      178
00      205

ELECTRONIC AND OTHER
SPECIALITIES SALES
Million of Dollars

[CHART]
96      95
97      118
98      125
99      144
00      179

POLYURETHANE SALES
Million of Dollars

                               ANATOMY OF A CHIP


    [Graphic of a chip cross section showing active devices (transistors), interconnects, and pre-metal dielectric/insulating layer]

This simplified cross section of a chip depicts some of the principal device features and corresponding manufacturing steps used to create them. In what is known as the "front end" of the line (FEOL), the active devices (transistors) are formed on the wafer. Next, in the "back end" of the line (BEOL) processes, the devices are connected with a series of metal wires, vertical plugs and insulating or dielectric layers. The chips are then tested, diced and packaged. Our electronic chemicals and materials are used in the critical processing steps involving CMP, post-CMP residue removal, DUV photolithography, photoresist removal and etch residue removal. The steps shown here are repeated multiple times to manufacture an advanced multi-level chip. Our electronic chemicals and materials enable the industry to produce today's most advanced devices.

Electronic and Other Specialty Chemicals

[GRAPHIC OF A COMPUTER CHIP]

The company produces chemicals used in the manufacture of semiconductor devices, and for pharmaceutical, cosmetic, polymer, photosensitive and agricultural applications. The company also offers related custom manufacturing services from research and development to full-scale production of fine chemicals.

Emphasis is on chemicals and services for the semiconductor industry. We produce organic photoresist removers, post-dry-etch polymer removers and other performance chemicals and slurries for cleaning and planarizing silicon wafers in semiconductor manufacturing. We also produce resins for photoresist manufacturers for DUV photolithography.

The company has been in the electronic chemical business since 1989 when we acquired EKC Technology, which started 30 years ago and has grown up with the semiconductor industry. The company has a global presence in electronic chemicals, with production facilities located near major semiconductor centers around the world. Electronic chemicals growth is based on strong semiconductor chip demand. Advanced chips with more layers, smaller feature sizes, and more speed and functionality require more advanced chemicals for semiconductor production. We develop and supply these chemicals.

REMOVERS
Removers are the company's most important electronic chemicals. These products are used to remove residues produced during the photolithography and etching process steps in wafer fabrication. ChemFirst has a global presence and about 25% world market share in advanced wafer cleaners. We are #1 in market share in the U.S. and Europe and are growing in Japan and Pacific Rim countries. Remover products are expected to grow rapidly over the next five years based on increasing chip complexity and compatibility with new materials.

RESINS FOR DUV PHOTORESISTS
We are also a technology and market leader in resins for deep ultra violet (DUV) photoresists used in the manufacture of integrated circuits with line geometries of 0.25 micron or less. Photoresists are light-sensitive liquids used to pattern circuit features on a silicon wafer.

The most prevalent optical process used to make semiconductor devices with feature sizes from 0.25 micron to 0.13 micron is 248 nanometer DUV photolithography. New generation resins/resists have extended 248 technology to smaller dimensions previously considered achievable only by 193 or 157 nanometer photolithography platforms. There is a strong development effort to substitute 248 resists in older I-line applications with larger features (0.80 microns) to simplify manufacturing. Thus the market for 248 platforms is growing. It also appears that the 248 platform will maintain the leading edge technology position longer, and that use of 193 and 157 nanometer


[GRAPHIC REPRESENTING GLOBAL PRESENCE]


Electronic chemicals is a global business. About 51% of 2000 sales were outside the U.S. In the last five years, we've invested heavily to expand and upgrade our facilities, including new R&D and application labs in the U.S. and Japan, manufacturing upgrades in the U.S. and Europe, and DUV resin capacity in the U.S.

                               REMOVER CHEMICALS

                                [PHOTO OF LAB]

ChemFirst is #1 in the U.S. and Europe in remover chemicals. Our chemistries help semiconductor manufacturers improve yields and device reliability and achieve greater production efficiencies and lower cost of ownership.

[PHOTO OF CHIP ON WIRE BOARD BACKGROUND]

platforms will be postponed. Industry forecasts show rapid migration to design rules below .2 microns, from roughly 20% of 200mm wafer area consumption this year to nearly 60% in 2004. Corresponding to this shift in feature size, worldwide consumption of resins for 248 DUV photoresists is forecast to grow at a CAGR of 28% through '05. We are #1 in market share for 248 DUV resins and are growing faster than the market.

CHEMICAL MECHANICAL PLANARIZATION
The company manufactures and sells slurries and post-CMP cleaners for the chemical mechanical planarization (CMP) process. We entered this fast-growing market in January 1998 by acquiring the CMP assets of Moyco Technologies, and of Baikowski Chimie, which provided abrasives for IBM's pioneering CMP efforts a decade ago.

CMP is needed for efficient production of chips with features at 0.25 micron and below. As the number of metal layers increase and feature sizes decrease, CMP is used to planarize the wafer surface, which has to be flat to achieve sharp focus of photolithographic images and to reduce interconnect lengths for increased speed and lower power consumption.

The global market for CMP in 2000 was about $175 million. Industry forecasts predict CMP sales will grow 25% per year to an estimated $520 million in '05. The company hopes to grow this business by building on experience with complex chemistries in semiconductor manufacturing, R&D and applications labs capabilities, access to proprietary abrasives and strong customer relationships.

NEW DEVELOPMENTS
ChemFirst actively seeks new products and technologies that complement the company's existing portfolio. In 1999, we acquired a product line used in copper interconnect cleaning. This acquisition gives us a competitive raw material position, market leadership in copper cleaners and important technology.

We've also licensed potentially significant technology from Simon Fraser University to form metal or metal oxide features for electronic packaging and integrated circuits using a simple photosensitive technique. This technology may ultimately reduce the number of operations required to form critical features on integrated circuits. Initial applications being developed include embedded passives for electronic packaging.

As an offshoot of the company's DUV resins expertise, ChemFirst produces polymers for organic light-emitting diodes (OLED) for next generation displays in cell phones, car radios, camcorders, digital cameras and other devices. These OLEDs have lower power consumption, are simpler and cheaper, and have higher performance than conventional LEDs and LCDs.

In summary, ChemFirst has established chemicals, materials and service capabilities to address the interrelated process needs of semiconductor manufacturers worldwide and a pipeline of new products and technologies to meet future needs.

[PHOTO OF CELL PHONE]

                            KILO LAB, DAYTON, OHIO

                                [PHOTO OF LAB]

We are an integrated single-source provider with the ability to take products from R&D to commercial production in an ultra-pure, cGMP or ISO 9000-2 environment. Our focus is on electronic, pharmaceutical and niche businesses where intellectual property protection, response time and logistics are as important as price.

[PHOTO OF PHARMACEUTICALS]


OTHER SPECIALTIES
We produce proprietary chemicals and custom manufacture fine chemicals for others. Products include nitrated aromatic compounds used as intermediates in rubber chemicals, dyes, pigments, herbicides, photographic chemicals and other applications. The company also produces photosensitive chemicals and intermediates for pharmaceuticals and cosmetics. We also provide related research, development, and manufacturing services for chemical and pharmaceutical companies that want to focus on research and marketing and cut costs and time to market and speed up product innovation.

ChemFirst is a leader in the UV coatings market. The company's proprietary FirstCure(R) product line includes photoinitiators, cure accelerators, amine synergists and polymerization inhibitors used in printing inks, varnishes, lacquers and adhesives. These products offer advantages of energy savings, shorter curing cycles, and higher quality, more durable finishes. They also eliminate emissions of volatile solvents. The FirstCure(R) business is growing rapidly as manufacturers are using UV curing to lower costs, increase production and reduce emissions.

POLYURETHANE CHEMICALS
Polyurethane chemicals include nitrobenzene and aniline. Nitrobenzene is primarily used to make aniline, but is sold separately for the manufacture of iron oxide pigments and black dyes, and as an intermediate for the production of the analgesic acetaminophen.

[PHOTO OF ROOFING MATERIALS]

Aniline is the company's largest single product. This chemical has many applications, but is used primarily as a feedstock for MDI (methylene diphenyl diisocyanate). MDI's primary end use is in rigid polyurethane foam, an insulation for residential and commercial construction. MDI is also used in urethane elastomers for automobile body components, in adhesives, and as a binder in the manufacture of oriented strand board. Other significant markets for aniline include tire and agricultural chemicals and plastics for consumer goods.

U. S. aniline demand has grown historically at 4% - 5% annually and is expected to increase slightly to 6% - 7% over the next few years due primarily to demand for rigid foam used in construction, transportation, appliances and packaging.

The company's largest customer is Bayer. We supply all of Bayer's North American requirements under long-term contract from plants in Pascagoula, Mississippi and Baytown, Texas. A potential Phase II expansion is planned to the Baytown plant in the '03 - '04 time frame. If constructed, this would increase our total aniline capacity 50%. We have a close relationship with Bayer that goes back more than 20 years and we hope to grow our aniline business in partnership with Bayer as their MDI business grows worldwide.

Our steady returns in this business are based on efficient, world-scale production facilities, technology, and long-term customer relationships.

[PHOTO OF AUTOMOBILE]

SELECTED FINANCIAL DATA




                                                                       Years ended December 31
                                                         (In Thousands of Dollars, Except Per Share Amounts)
                               ------------------------------------------------------------------------------------------
                                   2000               1999              1998             1997              1996
                               ------------------------------------------------------------------------------------------
                                               %                  %                 %               %                %
                               ------------------------------------------------------------------------------------------
Gross sales to unaffiliated
 customers:
     Electronic and Other
      Specialty Chemicals        $204,905      52    177,554     55    179,579     58   179,549      60   150,873    60
     Polyurethane Chemicals       178,974      46    144,389     44    125,525     40   118,273      39    95,139    38
                               ------------------------------------------------------------------------------------------
     Total gross sales            383,879      98    321,943     99    305,104     98   297,822      99   246,012    98
     Other revenues, net            9,606       2      3,641      1      5,195      2     3,586       1     5,015     2
                               ------------------------------------------------------------------------------------------
     Total revenues              $393,485     100    325,584    100    310,299    100   301,408     100   251,027   100
                               ==========================================================================================
Operating profit from
 continuing operations
     before income taxes,
      investee earnings
     Electronic and Other
      Specialty Chemicals        $ 17,854             18,048            17,796           27,617           22,536
     Polyurethane Chemicals        31,234             31,034            22,648           24,071           21,057
                               ------------------------------------------------------------------------------------------
                                   49,088             49,082            40,444           51,688           43,593
Unallocated corporate expenses    (10,450)           (11,811)           (9,781)         (11,347)         (13,324)
Interest income (expense), net     (2,328)              (782)              213            3,010           (3,926)
Other income, net                    (143)              (536)            9,224           14,997              259
                               ------------------------------------------------------------------------------------------
                                   36,167             35,953            40,100           58,348           26,602
Income taxes                       13,563             13,480            15,440           23,050           10,471
Equity in net earnings of
 equity investees                       -                  -                 -            2,497               846
                               ------------------------------------------------------------------------------------------
Earnings from continuing
 operations                        22,604             22,473            24,660           37,795            16,977
Earnings (loss) from
 discontinued
     operations, net of taxes           -                  -            (2,618)           1,103             9,144
Net gain (loss) on disposal
 of businesses,
     net of taxes                   9,656               (646)          (11,950)              -            223,739
                               ------------------------------------------------------------------------------------------
     Net earnings                $ 32,260             23,119            10,092           38,898           249,860
                               ==========================================================================================
Earnings (loss) per common
 share:
     Continuing operations       $   1.44               1.23              1.28             1.85               .83
     Discontinued operations            -                  -              (.14)             .06               .44
     Gain (loss) on disposal
      of businesses                   .62                .03              (.62)              -              10.85
                               ------------------------------------------------------------------------------------------
     Net earnings                $   2.06               1.26              0.52            1.91              12.12
                               ==========================================================================================
Earnings (loss) per common
 share, assuming dilution:
     Continuing operations       $   1.43               1.22              1.27            1.81                .81
     Discontinued operations            -                  -              (.14)            .05                .44
     Gain (loss) on disposal
      of businesses                   .61                .03              (.61)              -              10.70
                               ------------------------------------------------------------------------------------------
     Net earnings                $   2.04               1.25              0.52            1.86              11.95
                               ==========================================================================================

Net working capital              $ 94,783            112,969           116,936          79,936            136,901
Long-term debt                   $ 41,640             24,224            64,956           3,941                606
Total assets                     $383,743            402,387           443,434         433,097            394,164
Stockholders' equity             $234,814            288,724           285,482         321,697            308,486
Cash dividend payout rate                      19                31                76                20               3
Return on average equity -
 continuing operations                          9                 8                 8                12               6
Return on sales - continuing
 operations                                     6                 7                 8                13               7
Long-term debt/equity ratio           .18                .08               .23             .01                 -
Current ratio                        2.74               3.54              3.66            2.19              3.85
Cash dividends per share         $    .40                .40               .40             .40               .40
Book value per share             $  16.60              16.13             15.48           16.06             14.92

          MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
                           AND RESULTS OF OPERATIONS

The following discussion is based upon and should be read in conjunction with ChemFirst Inc.'s ("the Company's") financial statements, including the notes thereto.

2000 VERSUS 1999

CONSOLIDATED RESULTS

Earnings from continuing operations for 2000 were $22.6 million, up slightly from $22.5 million for 1999. Per share earnings on a diluted basis were up 17% to $1.43, however, with average shares outstanding down 14% due to share repurchases. Sales for the year were up 19% to $383.9 million on higher prices for polyurethane chemicals due to energy and raw materials cost pass-throughs and increased electronic and other specialty chemicals volume. General, selling and administrative expenses for 2000 were $58.6 million, up $8.0 million from the prior year, primarily due to increased costs in electronic and other specialty chemicals. Other operating income was up $6.0 million, primarily due to the insurance proceeds associated with the hydroxylamine supply shortage discussed below.

SEGMENTS

Electronic and Other Specialty Chemicals sales for the year were up 15% to $204.9 million, primarily on higher volumes of electronic chemicals. However, sales growth was hurt by a shortage of hydroxylamine raw material caused by an explosion in June 2000 at Nissin Chemical's plant in Japan. The effect on earnings was mostly offset by net insurance of $5.4 million, after meeting a $1.0 million deductible, which is reflected in other operating income. The Company anticipates that its insurance should significantly reduce lost profits associated with the disruption. Additional supplies of hydroxylamine are anticipated in the first quarter of 2001 from a capacity expansion recently completed at the Company's current supplier, BASF. The Company's allocation of hydroxylamine is expected to increase, although not enough to satisfy total customer demand. Both Nissin and Honeywell International, Inc. have announced plans to construct new hydroxylamine plants and each estimates production to begin in 2002. Pretax operating profits for 2000 were $17.9 million, compared to $18.0 million for the prior year as the increased sales and insurance proceeds were offset by higher costs associated with the revenue growth in electronic chemicals and by higher energy and raw material costs and weak demand in other specialties.

Polyurethane Chemicals pretax operating profits for 2000 were $31.2 million, up slightly from $31.0 million for the prior year. Sales were up 24% for the year, primarily due to the pass-through of higher costs, as most of the polyurethane production is sold under contracts that provide for price adjustments based on the cost of major raw materials. Volume was only up 1% from 1999 as the slowdown in construction and the economy hurt demand late in the year.

Unallocated corporate expenses for 2000 were $10.5 million, down 12% from 1999, primarily due to a reduction in pension and medical expenses. Net interest expense increased $1.5 million over 1999 due to higher average borrowings and lower interest income. Debt increased due to the repurchase of common stock during the year. Interest income declined following collection of the Getchell Gold note in May 1999.

1999 VERSUS 1998

CONSOLIDATED RESULTS

Earnings from continuing operations for 1999 were $22.5 million versus $24.7 million for 1998. Results for 1998 include other income of $9.2 million ($5.7 million after tax), primarily related to the gain on the sale of 50% owned Power Sources, Inc. ("PSI"). Excluding this other income, earnings from continuing operations for 1999 were up 18% from 1998, primarily due to higher sales of polyurethane chemicals, reflecting a full year of production from the Baytown, TX aniline facility.

SEGMENTS

Electronic and Other Specialty Chemicals pretax operating profits for 1999 were $18.0 million, up $0.3 million from 1998, while sales declined 1% to $177.6 million. Operating results for 1999 improved only slightly as higher gross profits, primarily from remover products, were offset by higher costs from investments in new facilities in the U.S. and Japan. Remover product sales volume was up 17% for 1999, while average prices declined 8%. Margins were maintained, however, by improving production efficiencies and cutting raw material costs.

Polyurethane Chemicals pretax operating profits for 1999 were $31.0 million, up 37% from 1998, while sales were $144.4 million, up 15%, reflecting the first full year of production from the Baytown, TX aniline facility, which began operations in March 1998. Results in 1999 also benefited from improved Pascagoula operations. Sales of aniline purchased for resale declined approximately $6.8 million from 1998. However, these aniline sales do not contribute significantly to operating profits.

Unallocated corporate expenses for 1999 were $11.8 million, up 21% from 1998. Expenses were lower in 1998, primarily due to a reduction in compensation accruals indexed to the Company's stock price. Net interest expense of $0.8 million was reflected for 1999, as compared with net interest income of $0.2

          MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
                           AND RESULTS OF OPERATIONS

million in 1998, due to higher average borrowings and lower interest income from the Getchell Gold note, which was collected in full in May 1999 (see note 3 to the Consolidated Financial Statements).

Other income in 1999 included recognition of $1.6 million in additional income related to the 1998 sale of PSI. This income was deferred at the time of the 1998 sale pending resolution of contingencies. In 1998, a $10.1 million gain was recorded related to the PSI sale. In 1999 and 1998 other expenses included $1.0 million and $0.8 million, respectively, in loss provisions for a note received in the disposition of Plasma Processing Corporation in January 1997. Other expenses in 1999 also included approximately $1.0 million from termination of a corporate lease obligation.

Discontinued Operations

A gain of $9.7 million on disposal of discontinued operations was recorded during the quarter ending March 31, 2000. The gain included $10.1 million from a reduction in estimated tax liabilities related to the distribution of Getchell Gold Corporation in 1995. The reduction in estimated tax liabilities resulted from the Company's reevaluation of tax exposure items associated with the Getchell Gold Corporation distribution. The Company reevaluated its tax exposure during the quarter ended March 31, 2000, when various statutes governing the handling of the disposition for tax purposes expired. Also during the first quarter of 2000, the Company recorded an additional $0.4 million loss on disposal of discontinued operations related to final settlement of post-closure issues associated with the dispositions of Callidus Technology, Inc. ("CTI") and FirstMiss Steel, Inc.

In December 1999, the Company sold two of its wholly owned subsidiaries, CTI and Plasma Energy Corporation in an all cash transaction. Proceeds of the transaction were $8.1 million and resulted in an after tax loss of $2.7 million. The loss was primarily attributable to costs associated with the shutdown of CTI's European operations, which increased expenses during the disposal period. This transaction completed the disposition of the Engineered Products and Services segment.

On February 15, 2000, the Company completed the sale of its steel operation for $12.6 million in cash. During 1999, net assets of the business were reduced approximately $9.5 million, primarily through reductions in inventory and accounts receivable. In 1998, the Company recorded an estimated after tax loss from disposal of steel operations of $12.0 million, primarily related to the writedown of assets to their estimated net realizable value. In the fourth quarter of 1999, this valuation adjustment was reduced by approximately $0.8 million, to reflect terms of the pending sale.

On October 20, 1995, the Company's gold operations were discontinued through the distribution to its shareholders of its entire ownership of Getchell Gold Corporation. A reduction in estimated tax liabilities of $2.4 million was recorded in the fourth quarter of 1999 following final settlement of federal tax examinations covering Getchell Gold's operations through that period.

Losses from discontinued operations in 1998 were primarily from engineered products and services and other operations (see note 2 to the Consolidated Financial Statements).

Environmental Matters

The Company's operations are subject to a wide variety of constantly changing environmental laws and regulations governing emissions to the air, discharges to water sources, and the handling, storage, treatment and disposal of waste materials, as well as other laws and regulations concerning health and safety conditions for which it must incur certain costs. The Company's capital expenditures for environmental protection were $0.4 million in 2000. Environmental capital expenditures are projected to be $1.2 million and $0.8 million for 2001 and 2002, respectively. In addition, the Company accrues for anticipated costs associated with investigatory and remediation efforts relating to the environment. At December 31, 2000, the Company's accrued liability for these matters totaled $1.6 million, $1.4 million of which is for discontinued operations and $0.2 million for continuing operations. Based on information presently available, the Company believes any amounts paid in excess of the accrued liabilities will not have a material adverse effect on its financial position or results of operations.

Capital Resources and Liquidity

Net cash provided by operating activities for 2000 was $64.6 million, up from $44.7 million in the prior year, primarily due to better working capital management. Investing activities for 2000 included $12.6 million from the disposal of FirstMiss Steel. In 1999, investing activities included $29.6 million in proceeds from collection of a note with Getchell Gold Corporation and $17.9 million from the disposal of CTI and a reduction in FirstMiss Steel working capital. Proceeds from dispositions in 1999 were used to reduce debt, which declined a net $38.7 million from 1998. In 1998, investing activities included $19.0 million in proceeds from the sale of PSI. Capital expenditures for 2000 were $16.9 million, down 31% from 1999.

In March 2001, the board of directors authorized an additional $60.0 million for stock repurchases. This latest approval for expenditure brings total authorizations since the stock repurchase program was initiated in January 1997 to $230.0 million. In 2000, the Company repurchased just under 4 million shares at a cost of $82.6 million. As of December 31, 2000, the Company had acquired 7.3 million shares at a cost of $161.0 million.

          MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
                           AND RESULTS OF OPERATIONS

Projected capital expenditures for 2001 are approximately $30.0 million. The Company believes that its cash flow from operations, combined with access to its existing or additional bank credit facilities, adequately provides for its cash requirements.

Accounting Developments

Statement of Financial Accounting Standards ("SFAS") No. 133 - "Accounting for Derivative Instruments and Hedging Activities," was issued in June 1998, and, as amended, is effective for fiscal years beginning after June 15, 2000. The statement establishes accounting and reporting standards for derivative instruments and for hedging activities. All derivatives are required to be recognized as either assets or liabilities in the statement of financial position and measured at fair value. Changes in fair value will be reported either in earnings or other comprehensive income depending on the intended use of the derivative and the resulting designation. Entities applying hedge accounting are required to establish, at the inception of the hedge, the method used to assess the effectiveness of the hedging derivative and the measurement approach for determining the ineffective aspect of the hedge. The Company currently follows SFAS No. 52, "Foreign Currency Translation," and applies hedge accounting treatment to certain foreign currency transactions by entering into foreign currency option contracts and forward exchange contracts. Gains and losses associated with currency rate changes on contracts hedging foreign currency transactions are recorded in income and generally offset the transaction losses or gains on the foreign currency cash flows that they are intended to hedge. Gains and losses on contracts hedging firm sales commitments are deferred until the related transactions are consummated. The effect of adopting the Statement has been evaluated and based on current activity, the Company does not believe the effects of adoption will be material to its financial position or results of operations.

Market Risk

The Company is exposed to changes in financial market conditions in the normal course of its business, including changes in interest rates and foreign currency exchange rates. At December 31, 2000, the Company's financial instruments included long-term debt denominated in U.S. dollars, a short-term note denominated in Japanese yen and a yen option collar hedging 20,000,000 yen per month with a contract expiration date of January 4, 2001. Due to the short-term nature of this contract and the size of the yen obligation, the Company does not consider its exposure to foreign currency or interest rate fluctuations on these instruments to be material.

The Company utilizes fixed and variable-rate debt to maintain liquidity and fund its business operations, with the terms and amounts based on business requirements, market conditions and other factors. At December 31, 2000, the market value of the Company's fixed-rate borrowings was approximately $24.5 million. A 100 basis point change to interest rates (all other variables held constant) as of December 31, 2000, would result in an approximate $0.6 million change in fair market value, but would not affect interest expense or cash flow. At December 31, 2000, the Company had $17.5 million in variable-rate debt. A 100 basis point change in interest rates (all other variables held constant) on this portion of the Company's debt, would result in a change to interest expense and cash flow of approximately $0.2 million.

Year 2000

Total expenditures for assessment and remediation were approximately $0.3 million, with all remediations occurring prior to December 31, 1999. Most of
this cost was related to remediating process control systems.   Based on
information to date, the Company has not encountered any significant disruptions related to the Year 2000 rollover.

Forward-Looking Statements

Certain statements included in this Management's Discussion and Analysis of Financial Condition and Results of Operations, as well as other statements in this Annual Report that are not historical in nature, may constitute "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, as well as other forward-looking statements made from time to time by the Company, or in the Company's press releases and filings with the U.S. Securities and Exchange Commission, are based on certain underlying assumptions and expectations of management.

These forward-looking statements are subject to risks and uncertainties which could cause actual results to differ materially from those expressed in such forward-looking statements. Such risks and uncertainties include, but are not limited to, general economic conditions, availability and pricing of raw materials, including hydroxylamine, supply/demand balance for key products, new product development, manufacturing efficiencies, conditions of and product demand by key customers, the timely completion and start up of construction projects, pricing pressure as a result of domestic and international market forces and insurance coverage and timing of any claim payments related to the disruption in supply of hydroxylamine, and other factors as may be discussed in the Company's Form 10-K for the fiscal year ended December 31, 2000.

CONSOLIDATED BALANCE SHEETS

                                                                                         December 31,
                                                                                   (In Thousands of Dollars)
                                                                                   -------------------------
                                                                                      2000           1999
                                                                                   -----------    ----------
Assets
Current assets:
     Cash and cash equivalents                                                       $  5,594       14,551
     Receivables:
         Trade, less allowance for doubtful accounts of $388 and $345, respectively    47,497       54,248
         Other                                                                          5,923       13,665
                                                                                     ---------------------
             Total receivables                                                         53,420       67,913
                                                                                     ---------------------
     Inventories:
         Finished products                                                             60,890       36,860
         Work in process                                                                1,663        3,565
         Raw materials and supplies                                                    16,624       22,238
                                                                                     ---------------------
             Total inventories                                                         79,177       62,663
                                                                                     ---------------------
     Prepaid expenses and other current assets                                         11,112        9,794
     Net current assets of discontinued operations                                          -        2,532
                                                                                     ---------------------
             Total current assets                                                     149,303      157,453
                                                                                     ---------------------
Investments                                                                             1,552        1,552
Intangible and other assets, at cost less amortization                                 16,594       17,637
Property, plant and equipment, net                                                    216,294      225,745
                                                                                     ---------------------
                                                                                     $383,743      402,387
                                                                                     =====================

Liabilities and Stockholders' Equity
Current liabilities:
     Notes payable                                                                   $  7,689        7,668
     Deferred revenue                                                                   1,396          373
     Accounts payable - trade (including book overdrafts of
         $6,152 and $2,883, respectively)                                              29,750       18,919
     Accrued expenses and other current liabilities                                    15,515       17,523
     Net current liabilities of discontinued operations                                   170            -
                                                                                     ---------------------
             Total current liabilities                                                 54,520       44,483
                                                                                     ---------------------
Long-term debt, excluding current installments                                         41,640       24,224
Other long-term liabilities                                                            27,201       26,130
Deferred income taxes                                                                  24,919       18,178
Minority interest                                                                         649          649
Stockholders' equity:
     Serial preferred stock.  Authorized 20,000,000 shares; none issued                     -            -
     Common stock of $1 par value.  Authorized 100,000,000 shares:
         outstanding 14,146,159 and 17,901,323 shares, respectively                    14,146       17,901
     Additional paid-in capital                                                        27,672       25,543
     Accumulated other comprehensive income                                               627          287
     Retained earnings                                                                192,369      244,992
                                                                                     ---------------------
             Total stockholders' equity                                               234,814      288,723
                                                                                     ---------------------
                                                                                     $383,743      402,387
                                                                                     =====================

See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF OPERATIONS

                                                                       Years ended December 31,
                                                          (In Thousands of Dollars, Except Per Share Amounts)
                                                          ------------------------------------------------
                                                            2000                1999                 1998
                                                          ------------------------------------------------
Sales                                                     $383,879             321,943              305,104
Cost of sales                                              288,202             230,275              225,611
                                                          -------------------------------------------------
    Gross margin                                            95,677              91,668               79,493

General, selling and administrative expenses                58,599              50,605               46,538
Research and development expenses                            8,046               7,433                7,487
Other operating income, net                                  9,606               3,641                5,195
                                                          -------------------------------------------------
    Operating earnings                                      38,638              37,271               30,663

Interest income                                                438               1,363                2,199
Interest expense                                             2,766               2,145                1,986
Other income (expense), net                                   (143)               (536)               9,224
                                                          -------------------------------------------------
Earnings from continuing operations before
 income taxes                                               36,167              35,953               40,100
Income tax expense                                          13,563              13,480               15,440
                                                          -------------------------------------------------
Earnings from continuing operations                         22,604              22,473               24,660
Loss from discontinued operations, net                           -                   -               (2,618)
Gain (loss) on disposal of businesses, net                   9,656                 646              (11,950)
                                                          -------------------------------------------------
    Net earnings                                          $ 32,260              23,119               10,092
                                                          =================================================


Earnings (loss) per common share:
Earnings from continuing operations                       $   1.44                1.23                 1.28
Loss from discontinued operations, net                           -                   -                 (.14)
Gain (loss) on disposal of businesses, net                     .62                 .03                 (.62)
                                                          -------------------------------------------------
    Net earnings                                          $   2.06                1.26                  .52
                                                          =================================================

Earnings (loss) per common share, assuming dilution:
Earnings from continuing operations                       $   1.43                1.22                 1.27
Loss from discontinued operations, net                           -                   -                 (.14)
Gain (loss) on disposal of businesses, net                     .61                 .03                 (.61)
                                                          -------------------------------------------------
    Net earnings                                          $   2.04                1.25                  .52
                                                          =================================================

See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

                                                                    Years ended December 31, 2000, 1999 and 1998
                                                                   (In Thousands of Dollars, Except Share Amounts)
                                                          ----------------------------------------------------------------
                                                                                                    Accumulated
                                                                  Common Stock          Additional     Other
                                                          ---------------------------    Paid-In   Comprehensive Retained
                                                             Shares           Amount     Capital       Income    Earnings
                                                          ----------------------------------------------------------------
Balance, December 31, 1997                                20,030,939          $20,031     18,869          -       282,797
Net earnings                                                       -                -          -          -        10,092
Dividends declared - $.40 per share                                -                -          -          -        (7,659)
Common stock issued:
     Employee stock options                                   43,102               43        724          -             -
     Convertible debenture options                           148,930              149      1,008          -             -
     Employee Stock Purchase Plan                             51,417               51        933          -             -
Purchase and retirement of common shares                  (1,828,997)          (1,829)         -          -       (40,112)
Income tax benefit on exercise of stock
     options and convertible debenture options                     -                -        678          -             -
Foreign currency translation adjustments                           -                -          -       (293)            -
                                                          ----------------------------------------------------------------
Balance, December 31, 1998                                18,445,391           18,445     22,212       (293)      245,118
                                                          ----------------------------------------------------------------
Net earnings                                                       -                -          -          -        23,119
Dividends declared - $.40 per share                                -                -          -          -        (7,276)
Common stock issued:
     Employee stock options                                   36,770               37        607          -             -
     Convertible debenture options                           129,811              130        988          -             -
     Employee Stock Purchase Plan                             47,451               47        963          -             -
Purchase and retirement of common shares                    (758,100)            (758)         -          -       (15,969)
Income tax benefit on exercise of stock
     options and convertible debenture options                     -                -        773          -
Foreign currency translation adjustments                           -                -          -        580             -
                                                          ----------------------------------------------------------------
Balance, December 31, 1999                                17,901,323           17,901     25,543        287       244,992
                                                          ----------------------------------------------------------------
Net earnings                                                       -                -          -          -        32,260
     Dividends declared - $.40 per share                           -                -          -          -        (6,157)
Common stock issued:
     Employee stock options                                  126,896              127        888          -           (11)
     Employee Stock Purchase Plan                             38,238               38        475          -           (32)
Purchase and retirement of common shares                  (3,920,800)          (3,920)         -          -       (78,683)
Income tax benefit on exercise of
     stock options                                                 -                -        766          -             -
Foreign currency translation adjustments                           -                -          -        340             -
                                                          ----------------------------------------------------------------
Balance, December 31, 2000                                14,146,159          $14,146     27,672        627       192,369
                                                          ================================================================

Total comprehensive income:
Net earnings for year ended December 31, 2000                                                       $32,260
Foreign currency translation adjustment, net of taxes of $204                                           340
                                                                                                    -------
Total comprehensive income for year ended December 31, 2000                                         $32,600
                                                                                                    =======

Net earnings for year ended December 31, 1999                                                       $23,119
Foreign currency translation adjustment, net of taxes of $142                                           237
Reclassification adjustment for foreign currency
     translation adjustment included in net earnings, net of taxes of $206                              343
                                                                                                    -------
Total comprehensive income for year ended December 31, 1999                                         $23,699
                                                                                                    =======

Net earnings for year ended December 31, 1998                                                       $10,092
Foreign currency translation adjustment, net of taxes of $183                                          (293)
                                                                                                    -------
Total comprehensive income for year ended December 31, 1998                                         $ 9,799
                                                                                                    =======

See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                                        Years ended December 31
                                                                                       (In Thousands of Dollars)
                                                                                     ------------------------------
                                                                                       2000       1999       1998
                                                                                     ------------------------------
Cash flows from operating activities:
     Net earnings                                                                    $ 32,260     23,119     10,092
     Adjustments to reconcile net earnings to net cash provided by operating activities:
          Depreciation and amortization                                                28,454     26,988     23,688
          Provision for losses on receivables                                              79        133        203
          Deferred income taxes                                                         6,699      5,533      3,057
          Net (gain) loss on disposal of businesses, net of taxes (benefit)            (9,656)      (646)    11,950
          Gain on sale of equity investees                                                  -     (1,605)   (10,069)
          Changes in operating assets and liabilities, net of
             effects of acquisitions and dispositions:
                Receivables                                                             12,326    (5,920)    15,237
                Inventories                                                            (16,514)  (11,368)   (12,481)
                Prepaid expenses                                                          (837)   (2,042)      (320)
                Accounts payable                                                        10,831    (3,101)    (7,943)
                Accrued expenses and other current liabilities                          (1,589)      814      1,588
          Deferred revenue and other long-term liabilities                               2,095     6,176      3,301
          Other, net                                                                       474     1,390       (800)
          Net loss from discontinued operations                                              -         -      2,618
                                                                                     ------------------------------
     Net cash provided by continuing operations                                         64,622    39,471     40,121
     Net cash provided by (used in) discontinued operations                                  -     5,245     (5,970)
                                                                                     ------------------------------
               Net cash provided by operating activities                                64,622    44,716     34,151
                                                                                     ------------------------------
Cash flows from investing activities:
     Capital expenditures                                                              (16,932)  (24,645)   (43,786)
     Acquisitions of businesses                                                             -     (3,000)         -
     Proceeds from disposal of businesses                                              12,583     17,857          -
     Proceeds from collection of note receivable                                            -     29,569          -
     Proceeds from sale of equity investees                                                 -          -     18,986
     Other, net                                                                           434          -        736
                                                                                     ------------------------------
     Net cash provided by (used in) investing activities of
        continuing operations                                                          (3,915)    19,781    (24,064)
     Net cash used in investing activities of discontinued operations                       -          -     (3,204)
                                                                                     ------------------------------
               Net cash provided by (used in) investing activities                     (3,915)    19,781    (27,268)
                                                                                     ------------------------------
Cash flows from financing activities:
     Net borrowings (repayments) on notes payable and revolving credit facility        17,437    (38,691)    46,354
     Principal repayments of long-term debt                                                 -        (23)       (22)
     Repayments of other notes payable                                                      -          -       (700)
     Dividends                                                                         (6,157)    (7,276)    (7,659)
     Purchase of common stock                                                         (82,603)   (16,676)   (42,617)
     Proceeds from issuance of common stock                                             1,780      1,536      1,669
                                                                                     ------------------------------
     Net cash used in financing activities, continuing operations                     (69,543)   (61,130)    (2,975)
     Net cash used in financing activities, discontinued operations                         -          -       (441)
                                                                                     ------------------------------
               Net cash used in financing activities                                  (69,543)   (61,130)    (3,416)
                                                                                     ------------------------------
Effect of exchange rate changes on cash                                                  (121)       (42)        (7)
                                                                                     ------------------------------
Net increase (decrease) in cash and cash equivalents                                   (8,957)     3,325      3,460
Cash and cash equivalents at beginning of year                                         14,551     11,226      7,766
                                                                                     ------------------------------
Cash and cash equivalents at end of year                                             $  5,594     14,551     11,226
                                                                                     ==============================
Supplemental disclosures of cash flow information:
     Cash paid during the year for:
          Interest, net of amounts capitalized                                       $  2,733      2,144      1,814
                                                                                     ==============================
          Income taxes (refund), net                                                 $ (2,973)       272      7,283
                                                                                     ==============================

See accompanying notes to consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2000, 1999, and 1998

(In thousands of dollars, except share data and option contract strike prices; disclosures included in the Notes to Consolidated Financial Statements relate to continuing operations, unless otherwise indicated.)

1. BASIS OF PRESENTATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The principal businesses of the Company involve the production of electronic and other specialty chemicals for use in the semiconductor industry and in pharmaceutical, polymer, photographic, photosensitive and agricultural applications, as well as the production of polyurethane chemicals. Further descriptions of the Company's products and their relative significance to its operations are included in the segment information data in note 12.

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Principles of Consolidation

The consolidated financial statements include the accounts of the Company and its subsidiaries. Intercompany balances and transactions have been eliminated in consolidation.

Recognition of Revenue

Revenues are recorded when title and risk of ownership pass, which is generally when products are shipped. Long-term construction-type contracts of certain discontinued operations were accounted for under the percentage-of-completion method.

Inventories

Inventories are stated at the lower of cost or market. Cost is determined using the first-in, first-out and weighted average methods.

Long-Lived Assets

Long-lived assets and other identifiable intangibles, primarily goodwill, to be held and used by the Company are reviewed for impairment when the facts and circumstances indicate that the carrying amount of an asset may not be recoverable. An impairment is assessed when undiscounted, expected future cash flows derived from an asset are less than its carrying amount and any related impairment losses are then recognized in operating results. Long-lived assets and certain identifiable intangibles to be disposed of are reported at the lower of carrying amount or fair value less cost to sell.

Depreciation and Amortization

Depreciation of plant and equipment and depreciable investments is based on cost and the estimated useful lives of the separate units of property. The straight-line method is used in determining the amount of depreciation charged to expense. Goodwill of businesses acquired is generally amortized up to 20 years using the straight-line method. Other intangibles are amortized over their estimated useful lives (5-17 years) using the straight-line method. Loan costs are amortized over the terms of related loans using the interest method.

Pension Plans

Pension cost is determined using the "projected unit credit" actuarial method for financial reporting purposes. The Company's funding policy is to contribute annually amounts not less than the minimum requirements of the Employee Retirement Income Security Act of 1974.

Incentive Compensation

All outstanding stock options are nonqualified and require no charges to expense upon grant or exercise. The Company receives a tax benefit from option exercises, resulting in ordinary income to option recipients, that is included in stockholders' equity.

Phantom share unit compensation plan discounts are amortized over various holding periods of up to three years. The share units are credited with equivalent dividends equal to cash dividends paid by the Company. The equivalent dividends are expensed through the statement of operations. Share units are acquired by employee participants electing to defer salary and bonus payments, or by participating Company directors electing to defer retainer or per diem payments. Phantom share units to be settled through the distribution of cash require charges or credits to the statement of operations based on changes in the market value of the Company's stock, which to date has not been material. Phantom share units to be settled through the distribution of Company stock require no adjustment of the amount owed to the participant.

Cash and Cash Equivalents

The Company considers all short-term investments with original maturities of three months or less to be cash equivalents.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Investments

Realized gains and losses on investments are determined on the basis of specific costs.

Contingencies

Estimates of loss contingencies, including environmental liability costs for remediation, are charged to expense when it is probable an asset has been impaired or a liability incurred and the amount can be reasonably estimated. If a potentially material loss contingency is reasonably possible, or probable but cannot be estimated, then the nature of the contingency and an estimated range of possible loss, if determinable and material, are disclosed.

Foreign Currency Translation

Financial statements of foreign subsidiaries are translated into U.S. dollars at current rates, except that revenues, costs and expenses are translated at average current rates during each reporting period. Net exchange gains or losses resulting from the translation of foreign financial statements and the effect of exchange rate changes on intercompany transactions of a long-term investment nature are accumulated net of taxes in other comprehensive income.

Derivative Financial Instruments

The Company uses foreign currency option contracts and forward exchange contracts to hedge certain foreign receivables and firm sales commitments to be denominated in currencies other than U.S. dollars. The contracts are designated as hedges and are effective at limiting the Company's exposure to currency fluctuations. Gains and losses on contracts that hedge recorded receivables activity offset the exchange rate fluctuations of the underlying hedged transaction. Accounting for gains and losses on contracts designated as hedges of identifiable foreign currency sales commitments involves deferring recognition until the related transactions are consummated. When consummated, these gains and losses are recorded in net income (see note 15).

Future Impact of Recent Accounting Pronouncements

SFAS No. 133 - "Accounting for Derivative Instruments and Hedging Activities," was issued in June 1998 and, as amended, is effective for fiscal years beginning after June 15, 2000. The statement establishes accounting and reporting standards for derivative instruments and for hedging activities. All derivatives are required to be recognized as either assets or liabilities in the statement of financial position and measured at fair value. Changes in fair value will be reported either in earnings or other comprehensive income depending on the intended use of the derivative and the resulting designation. Entities applying hedge accounting are required to establish, at the inception of the hedge, the method used to assess the effectiveness of the hedging derivative and the measurement approach for determining the ineffective aspect of the hedge. The Company currently follows SFAS No. 52, "Foreign Currency Translation," and applies hedge accounting treatment to certain foreign currency transactions by entering into foreign currency option contracts and forward exchange contracts. Gains and losses associated with currency rate changes on contracts hedging foreign currency transactions are recorded in income and generally offset the transaction losses or gains on the foreign currency cash flows that they are intended to hedge. Gains and losses on contracts hedging firm sales commitments are deferred until the related transactions are consummated. The effect of adopting the Statement has been evaluated and, based on current levels of activity, the Company does not believe the effects of adoption will be material to its financial position or results of operation.

Reclassifications

Effective the fourth quarter of 2000, the Company changed its accounting classification of freight and handling costs incurred, previously reflected as charges netted against gross sales, to comply with EITF Issue 00-10, "Accounting for Shipping and Handling Revenues and Costs." This issue focuses on shipping and handling fees billed to customers and costs incurred by those companies that sell goods. All amounts billed to a customer in a sale transaction represent the fees earned for the goods provided. Accordingly, all amounts billed related to shipping and handling are classified as revenue and all costs incurred by the seller for shipping and handling are classified as a cost of shipping and handling services provided. All periods presented have been reclassified to conform. Certain other 1999 and 1998 amounts have been reclassified to conform with the 2000 presentation.

2. ACQUISITIONS AND DISPOSALS

Acquisitions

In September of 1999, the Company acquired a choline raw material business from DCV, a holding company established by a joint venture between DuPont and ConAgra, for approximately $3,000 in cash. Choline is an ingredient in photoresist strippers used to manufacture printed wire boards and other electronic interconnects.

Disposals

Effective December 1, 1999, the Company sold its wholly owned subsidiaries, CTI and Plasma Energy Corporation to Howe-Baker International Inc., for $8,106 in cash. A plan for disposal of these businesses was adopted in the fourth quarter of 1998. A pretax loss of $4,500 was recognized in 1999 on the disposal as operating results during the disposal period were lower than projected, primarily due to the decision to exit CTI's European operations. This sale completed the disposition of the Company's Engineered Products and Services segment which began in 1996 when the Company recorded pre-tax charges of $20,402 related to disposal of the other major portion of this segment, Plasma Processing Corporation ("PPC"). This company was sold

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

in January 1997 for $4,100 resulting in no additional gain or loss. In December 1998, an additional accrual of $1,465 was made to dispose of unprocessed inventory. Since 1999, following disposal of the inventory, the Company has
reversed $318 of the accrual, leaving an accrued balance of $150 at    December
31, 2000.

In third quarter of 1998, the Company's board of directors approved a plan to discontinue its steel operations and in February 2000, the Company sold its wholly owned subsidiary FirstMiss Steel, Inc. for $12,583. An estimated loss on disposal of $18,000 was recorded in the third quarter of 1998, which included accruing $3,128 of estimated costs to exit this business. In the fourth quarter of 1999, the estimated loss on disposal was reduced by approximately $1,281 to reflect the estimated proceeds of the anticipated sale.

On October 20, 1995, the Company's gold operations were discontinued through the distribution to its shareholders of its entire ownership of Getchell Gold Corporation. A reduction in estimated tax liabilities of $2,388 was recorded in the fourth quarter of 1999 following final settlement of federal tax examinations covering Getchell Gold's operations through the distribution date.

A gain of $9,656 on disposal of discontinued operations was recorded during the quarter ending March 31, 2000. The gain included $10,097 from a reduction in estimated tax liabilities related to the distribution of Getchell Gold Corporation in 1995. The reduction in estimated tax liabilities resulted from the Company's reevaluation of tax exposure items associated with the Getchell Gold Corporation distribution. The Company reevaluated its tax exposure during the quarter ended March 31, 2000, when various statutes governing the handling of the disposition for tax purposes expired. Also during the first quarter of 2000, the Company recorded an additional $441 loss on disposal of discontinued operations related to final settlement of post-closure issues associated with the dispositions of CTI and FirstMiss Steel, Inc.

The net assets and liabilities of discontinued operations included in the consolidated financial statements are classified as current assets, noncurrent assets and noncurrent liabilities by segment as follows:

                                                                                 Engineered Products
                                                              Steel             and Services and Other         Total
                                                           December 31,              December 31,           December 31,
                                                          ---------------------------------------------------------------
                                                            2000         1999       2000       1999       2000      1999
                                                          ---------------------------------------------------------------
Current assets                                            $  37           3,090     1,375      1,656     1,412      4,746
Property, plant and equipment, net                            -          11,000         -          -         -     11,000
Current liabilities                                         (99)         (1,631)   (1,483)   (11,583)   (1,582)   (13,214)
                                                          ---------------------------------------------------------------
Net current assets (liabilities) of
     discontinued operations                              $ (62)         12,459      (108)    (9,927)     (170)     2,532
                                                          ===============================================================

The statement of operations for the year ended December 31, 1998 was reclassified to separate discontinued and continuing operations. Revenues and net losses of the discontinued operations, by segment, was as follows:

                                                               1998
                                                             -------
Steel
     Sales and revenues                                      $54,620
                                                             =======
     Loss from operations before taxes                       $(1,499)
     Income tax benefit                                         (585)
                                                             -------
     Loss from discontinued operations, net                  $  (914)
                                                             =======
Engineered Products and Services and Other
     Sales and revenues                                      $68,011
                                                             =======
     Loss from operations before taxes                       $(2,705)
     Income tax benefit                                       (1,001)
                                                             -------
     Loss from discontinued operations, net                  $(1,704)
                                                             =======
     Total operating results of discontinued operations      $(2,618)
                                                             =======

The loss from operations of discontinued businesses included interest expense allocations (based on the ratio of net assets of discontinued operations to consolidated net assets plus debt) of $309 in 1998.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

3. INVESTMENTS

On January 22, 1998, the Company sold its 50% interest in PSI to Trigen Energy Corporation for a net cash amount of $18,986 after payments of incentives to former PSI management. A pretax gain of $10,069 was recognized in 1998, with an additional gain of $1,605, including interest, recognized in 1999 following resolution of contingencies related to the transaction.

The Company received a promissory note from Getchell Gold Corporation, a former subsidiary, in October 1995. Subsequently, Getchell and Placer Dome Inc. merged in May 1999, and Getchell paid $29,569 representing all principal and interest due on the note to the Company.

4. INTANGIBLE AND OTHER ASSETS

The major classes of intangible and other assets are summarized below:

                                     December 31,
                                   ----------------
                                     2000     1999
                                   ----------------
Goodwill                           $30,214   30,207
Other                                2,003      963
                                   ----------------
                                    32,217   31,170
Less accumulated amortization       15,623   13,533
                                   ----------------
                                   $16,594   17,637
                                   ================

The net carrying amounts of goodwill at December 31, 2000 and 1999 were $15,059 and $16,965, respectively. Amortization expense related to the above amounted to $2,090 in 2000, $1,921 in 1999 and $2,106 in 1998.

5. PROPERTY, PLANT AND EQUIPMENT

A summary of property, plant and equipment, at cost, follows:

                                                                                            December 31,
                                                                       Estimated        ------------------
                                                                 useful lives in years     2000      1999
                                                                 -----------------------------------------
     Land and land improvements                                          10-20          $  7,111     7,031
     Buildings                                                           20-45            33,767    34,002
     Plant facilities and equipment                                       5-20           315,492   286,992
     Other facilities and equipment                                       5-12            46,910    50,784
     Construction in progress                                                              3,850    11,520
                                                                                        ------------------
     Total property, plant and equipment                                                 407,230   390,329
     Less accumulated depreciation and amortization                                      190,936   164,584
                                                                                        ------------------
     Net property, plant and equipment                                                  $216,294   225,745
                                                                                        ==================

Depreciation and amortization expense related to the above was $26,364 in 2000, $25,067 in 1999 and $21,582 in 1998.

Capitalized interest related to construction in progress amounted to $107 in 2000, $739 in 1999 and $915 in 1998.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

6. LONG-TERM DEBT

A summary of long-term debt follows:

                                                                                                          December 31,
                                                                                                    -----------------------
                                                                                                      2000           1999
                                                                                                    -----------------------
     Unsecured:
     Senior notes payable:
     Tranche A, 6.50%, due October 30, 2003                                                         $ 15,000         15,000
     Tranche B, 6.75%, due October 30, 2005                                                            5,000          5,000
     Revolving credit facility, expiring May 2002                                                     17,150              -
     BK International Corporation note, 6.25% due December 2002                                        4,490          4,224
                                                                                                    -----------------------
                                                                                                    $ 41,640         24,224
                                                                                                    =======================

There are no compensating balance requirements under loan agreements in effect at December 31, 2000. The above obligations mature in various amounts through 2005, including $21,640 in 2002, $15,000 in 2003 and $5,000 in 2005.

In November 1998, the Company entered into a $20,000 private placement of senior notes with two institutional investors. The Tranche A and B notes have interest only payments until October 30, 2003 and October 30, 2005, at interest rates of 6.50% and 6.75%, respectively.

The Company has a $100,000 bank revolving credit facility originating June 1997, which is committed until May 2002. At December 31, 2000, the outstanding balance under the facility was $17,150, at a weighted average interest rate of 7.06%. Outstanding letters of credit under the facility were $1,792 and $9,379, leaving $81,058 and $90,621 available for borrowings at December 31, 2000 and 1999, respectively. Interest rates are based on either the London Interbank Offered Rate or the prime rate. A facility fee ranging from .125 to .150 of 1% per annum is charged. The facility fee was $125, $125 and $126 for the years ended December 31, 2000, 1999 and 1998, respectively. The senior notes and the revolving credit facility contain covenants, the most significant of which require maintaining a specified ratio of earnings before interest and taxes to cover fixed charges, a minimum net worth amount, and a specified debt to capitalization ratio. At December 31, 2000, the Company was in compliance with these covenants.

The Company has access to a $10,000 short-term uncommitted facility for foreign or trade related borrowings. The current facility originated in October 2000. The total outstanding at December 31, 2000 was $7,689. Interest rates are based on either the London Interbank Offered Rate or the Tokyo Interbank Offered Rate. The average interest rate for the short-term facility was 0.80% for 2000. The prior facility originated during 1998 and expired in October 2000. The total outstanding at December 31, 1999, was $7,668. Interest rates were based on either the London Interbank Offered Rate or the Tokyo Interbank Offered Rate. The average interest rate for the short-term facility was 1.49% and 1.11% for 2000 and 1999, respectively.

The Company also has access to an uncommitted facility for the issuance of foreign currency letters of credit. The total outstanding at December 31, 2000 and 1999, was $543 and $1,458, respectively. The possibility of default is considered remote but would cause these letters of credit to come due immediately. If this occurred, payments would be made from available cash or borrowings under the revolving credit facility.

Total interest costs incurred for the years ended December 31, 2000, 1999 and 1998, including amounts capitalized, were $2,873, $2,884 and $2,901, respectively.

The Company is potentially restricted by covenants related to its senior note debt and credit facility borrowings that could limit dividend payments. A fixed cost coverage covenant, which includes dividends and scheduled debt principal and interest payments, requires a minimum of 2.5 times annual earnings before interest and taxes in excess of fixed costs. Compliance with the covenant allows for Company retained earnings to be free of restrictions for dividend payments up to an amount of $12,700 for the year ended December 31, 2000.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

7. INCOME TAXES

Total income tax expense (benefit) for the years ended December 31, 2000, 1999, and 1998, was allocated as follows:


                                                          2000      1999      1998
                                                        ----------------------------
     Continuing operations                              $ 13,563    13,480    15,440
     Discontinued operations                             (10,097)   (1,124)   (7,636)
     Stockholders' equity related to compensation
       expense for tax purposes in excess of amounts
       recognized for financial reporting purposes          (766)     (773)     (678)
                                                        ----------------------------
                                                        $  2,700    11,583     7,126
                                                        ============================

Income tax expense differs from the statutory federal rate of 35% applied to earnings from continuing operations before income taxes for the years ended December 31, 2000, 1999 and 1998 as follows:

                                                                   2000      1999      1998
                                                                 ---------------------------
     Computed "expected" tax expense                             $12,659    12,584    14,035
     State income taxes, net of federal income tax benefit           533       928      1407
     Amortization of goodwill                                        246       267       394
     Exempt earnings of Foreign Sales Corporation                   (122)     (149)      (94)
     Increase in net cash surrender value of life insurance         (478)     (381)     (362)
     Other, net                                                      725       231        60
                                                                 ---------------------------
         Actual tax expense of continuing operations             $13,563    13,480    15,440
                                                                 ===========================


     Components of income tax expense for the years ended December 31, 2000, 1999 and 1998 are as follows:

                      2000     1999     1998
                    -------------------------
Current:
     Federal        $ 5,340    6,120    8,950
     State              570      765    2,169
     Foreign            954    1,062    1,264
                    -------------------------
                      6,864    7,947   12,383
                    -------------------------

Deferred:
     Federal          6,283    4,870    3,062
     State              251      663       (5)
     Foreign            165        -        -
                    -------------------------
                      6,699    5,533    3,057
                    -------------------------
Total:
     Federal         11,623   10,990   12,012
     State              821    1,428    2,164
     Foreign          1,119    1,062    1,264
                    -------------------------
                    $13,563   13,480   15,440
                    =========================

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and the deferred tax liabilities at December 31, 2000 and 1999 are as follows:

                                                                                   December 31,
                                                                              -------------------
                                                                                 2000       1999
                                                                              -------------------
Deferred tax assets:
     Note and accounts receivable, principally due to                         $     12         33
        allowance for doubtful accounts
     Deferred compensation                                                       5,672      5,748
     Accrued incentive compensation                                                314        493
     Inventory costs                                                             1,286      1,500
     State net operating loss carry forward                                        416        184
     Accrued vacation costs                                                        836        772
     Accrued pension costs                                                       3,502      3,245
     Other, net                                                                    467      1,503
                                                                              -------------------
         Total deferred tax assets                                              12,505     13,478
                                                                              -------------------
Deferred tax liabilities:
     Plant and equipment, principally due to differences in depreciation       (33,525)   (27,120)
     State income taxes                                                         (1,575)    (2,254)
                                                                              -------------------
         Total gross deferred tax liabilities                                  (35,100)   (29,374)
                                                                              -------------------
         Net deferred tax liability                                           $(22,595)   (15,896)
                                                                              ===================

The net deferred tax liability at December 31, 2000 and 1999, consists of a long-term deferred tax liability of $24,919 and $18,178, respectively, and a current deferred tax asset of $2,324 and $2,282, respectively.

In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the scheduled reversal of deferred tax liabilities, recoverable taxes paid, projected taxable income and tax planning strategies in making this assessment. Based on the reversal of existing tax liabilities and projections for future taxable income over the periods which the deferred tax assets are deductible, management believes it is more likely than not the Company will realize the benefit of these deductible differences.

Current refundable income taxes of $2,577 at December 31, 2000, and $10,580 at December 31, 1999, are included in other receivables in the accompanying consolidated balance sheets.

The Company's federal income tax returns have been examined and closed through June 30, 1996. Examinations of the Company's federal income tax returns for the periods ended December 31, 1996 and 1997 are currently in progress. Management believes that adequate provision has been made for any adjustments that might be assessed for open years through December 31, 2000.

Foreign income taxes are based on income from foreign operations of $3,478, $1,509 and $2,943 for the years ended December 31, 2000, 1999 and 1998, respectively.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

8. EMPLOYEE BENEFIT AND INCENTIVE PLANS

The Company has a noncontributory defined benefit pension plan covering substantially all full-time permanent employees. The benefits are based on years of service and participants' compensation during the last five years of employment. The following tables present plan information at December 31, 2000 and 1999, and for the years ended December 31, 2000, 1999 and 1998:

                                           2000       1999
                                         ------------------
     CHANGE IN BENEFIT OBLIGATION
     Benefit obligation at beginning
      of year                            $44,081     40,825
     Service cost                          2,094      3,684
     Interest cost                         3,274      2,680
     Actuarial gain                       (1,040)    (1,602)
     Benefits paid                        (4,077)    (1,506)
                                         ------------------
     Benefit obligation at end of year   $44,332     44,081
                                         ==================

     CHANGE IN PLAN ASSETS
     Fair value of plan assets at
      beginning of year                  $43,910     39,531
     Actual return on plan assets            863      4,173
     Employer contribution                   260      1,712
     Benefits paid                        (4,077)    (1,506)
                                         ------------------
     Fair value of plan assets at end
      of year                            $40,956     43,910
                                         ==================

     RECONCILIATION OF FUNDED STATUS
     Funded Status                       $(3,376)      (171)
     Unrecognized net actuarial gain      (5,238)    (7,938)
     Unrecognized transition asset        (1,263)    (1,567)
     Unrecognized prior service cost         291        409
                                         ------------------
     Accrued pension liability           $(9,586)    (9,267)
                                         ==================

                                           2000       1999     1998
                                         ----------------------------
     WEIGHTED-AVERAGE ASSUMPTIONS
       AS OF DECEMBER 31
     Discount rate - net periodic
      pension cost                          8.00%      7.00%     7.50%
     Discount rate - benefit obligations    7.75%      8.00%     7.00%
     Expected return on plan assets        10.00%      9.50%     9.50%
     Rate of compensation increase          4.00%      4.00%     4.00%

     COMPONENTS OF NET PERIODIC
      PENSION COST
     Service cost                        $ 2,094      3,684     2,958
     Interest cost                         3,274      2,680     2,747
     Expected return on plan assets       (4,197)    (3,691)   (3,369)
     Recognized net actuarial gain          (302)      (116)     (645)
     Amortization of transition asset       (304)      (304)     (304)
     Amortization of prior service
      cost                                    43         49        89
                                         ----------------------------
     Net periodic pension cost           $   609      2,302     1,476
                                         ============================

Net annual pension expense allocated to discontinued operations was $1,123 and $1,211 for the years ended December 31, 1999 and 1998, respectively. Plan assets are invested primarily in equity securities and U.S. Government and corporate bonds.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The Company has a contributory 401(k) savings plan and an employee stock ownership plan, both of which cover substantially all eligible employees who have completed six months of service. Total expense under the plans amounted to approximately $1,226, $1,255 and $1,116 for the years ended December 31, 2000, 1999 and 1998, respectively. These plans and the pension plan invest in the Company's stock. The total number of shares held by the plans at December 31, 2000 and 1999, was 399,422 and 367,609, respectively.

The Company has various nonqualified plans that act to restore earned benefits limited by income tax regulations, or allow for other compensation deferrals. Beginning in July 1997, participants in certain of these plans could elect to convert existing deferred balances and/or future deferrals, at the start of each new year, into phantom share units tracking the performance of the Company's stock. Additionally, a fifteen percent (15%) discount on the market value of the stock at the original conversion date and each new plan year is given to those participants making this election. Beginning in 1998, Company officers could elect to defer a portion of salary and/or bonuses into phantom share units on a pretax basis at a fifteen percent (15%) discount. The total liability for these deferrals at December 31, 2000 and 1999 is $1,654 and $1,252, respectively. The nonqualified supplemental pension plan provides for incremental pension payments from the Company's funds. The total liability relating to this plan at December 31, 2000 and 1999, was $1,615 and $1,503, respectively. Net annual pension expense for this plan was $178, $205 and $204 for the years ended December 31, 2000, 1999 and 1998, respectively. The cost of the nonqualified benefit restoration plans for the 401(k) and ESOP was $49, $314 and $355 for the years ended December 2000, 1999 and 1998, respectively. Individual life insurance contracts were purchased, with the Company as beneficiary, to assist in the funding of portions of certain nonqualified deferred compensation plans covering directors, officers and key employees. The expense for these plans was $932, $964 and $896 for the years ended December 31, 2000, 1999 and 1998, respectively.

Directors, officers and certain key employees of the Company participate in the long-term incentive plans (the "Plans") under which the Company has reserved shares of common stock for issuance. Awards available under the Plans include stock options, stock appreciation rights, performance units, restricted stock, supplemental cash and such other forms as the Board of Directors may direct. Options under all plans are granted at the market price of the shares on the date of the grants, with vesting occurring no earlier than six months after grant and expiration no later than ten years after grant. At December 31, 2000, shares available for grant under the referenced plans totaled 780,803 shares of common stock.

SFAS No. 123, "Accounting for Stock-Based Compensation," was adopted by the Company for fiscal years beginning after 1995. In accounting for employee stock options and similar equity instruments, companies are given the choice of either recognizing related compensation cost by adopting the fair market value method, or to continue using the intrinsic value method prescribed by Accounting Principles Board Opinion No. 25 (APB No. 25), "Accounting for Stock Issued to Employees," and to supplementally disclose the proforma effect on earnings and earnings per share using SFAS No. 123 measurement criteria. The Company elected to continue to follow the requirements of APB No. 25, and accordingly, will continue to measure compensation cost using the intrinsic value-based method as prescribed.

The fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted-average assumptions used for grants made during the years ended December 31, 2000, 1999 and 1998, respectively: dividend yields of 2.0, 2.0 and 1.5 percent; expected volatilities of 32, 27 and 33 percent; risk-free interest rates of 7.1, 6.1 and
6.1 percent, and expected option lives of four years for all periods presented.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

A summary of the status of the Company's stock option plans at December 31, 2000, 1999 and 1998, and changes during the years ended on those dates is presented below:

                                             2000                                   1999                        1998
                                --------------------------------------------------------------------------------------------
                                               Weighted-avg.                   Weighted-avg.                  Weighted-avg.
                                  Shares       exercise price     Shares       exercise price     Shares      exercise price
                                --------------------------------------------------------------------------------------------
Stock Options:
Outstanding at beginning of
 year                           1,659,295          $21.08        1,202,015        $    21.84        1,012,904         $20.35
Granted                           409,631           19.13          545,168             19.02          394,108          26.02
Exercised                         (39,462)          17.53          (54,153)            15.71          (77,982)         20.18
Forfeited                        (108,976)          23.58          (33,735)            23.73         (127,015)         23.93
                                ---------                        ---------                          ---------
Outstanding at end of year      1,920,488          $20.59        1,659,295        $    21.08        1,202,015         $21.84
                                =========                        =========                          =========
Exercisable at end of year      1,827,165                        1,407,079                            634,474
                                =========                        =========                          =========
Weighted-average fair value
 of
     grants during year                            $ 5.56                         $     4.88                          $ 7.86
                                                   ======                         ==========                          ======

The following table summarizes information about fixed stock options for the period ended December 31, 2000:

                                   Options outstanding                                        Options exercisable
     --------------------------------------------------------------------------------   -------------------------------
                                                  Weighted-avg.
        Range of                   Number           remaining          Weighted-avg.      Number         Weighted-avg.
     exercise prices             outstanding    contractual life      exercise price    exercisable      exercise price
     --------------------------------------------------------------------------------   -------------------------------
     $16.30 - $26.75              1,920,488         7.2 years             $20.59         1,827,165           $20.38
     ================================================================================   ===============================

Under the Company's application of APB No. 25 and related interpretations in accounting for its plans, no compensation cost has been recognized for its stock option plans. An immaterial charge related to grants to non-employee advisors, who fall outside of the scope of APB No. 25 and instead follow FASB Interpretation No. 44, "Accounting for Certain Transactions involving Stock Compensation," was recorded. Had compensation been determined based on the fair value at the grant dates for awards to employees and directors under the plan consistent with the method prescribed by SFAS No. 123, the Company's net earnings, earnings per common share, and earnings per common share, assuming dilution, would have been reduced to the pro forma amounts indicated below for the years ended December 31:

                                                                       2000      1999      1998
                                                                     ---------------------------
     Net earnings                                      As reported   $32,260   $23,119   $10,092
                                                       Pro forma     $30,919   $20,434   $ 8,998

     Earnings per common share                         As reported   $  2.06   $  1.26   $   .52
                                                       Pro forma     $  1.97   $  1.12   $   .47

     Earnings per common share, assuming dilution      As reported   $  2.04   $  1.25   $   .52
                                                       Pro forma     $  1.96   $  1.11   $   .46

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

9. STOCKHOLDERS' EQUITY

The annual earnings per common share ("EPS") calculation is based on the collective averages of the weighted-average number of common shares outstanding during each quarter for earnings per common share and the collective averages of the weighted-average number of outstanding common shares and common share equivalents during each quarter for earnings per common share, assuming dilution. A reconciliation of the numerators and denominators for basic and diluted per share computations from continuing operations for the years ended December 31, 2000, 1999 and 1998, follows:


                                                                 Weighted-avg.
                                                    Income          Shares       Per Share
                                                 (Numerator)     (Denominator)    Amount
                                                 -----------------------------------------

BASIC EPS
Earnings from continuing operations - 2000            $22,604      15,663,500        $1.44
EFFECT OF DILUTIVE SECURITIES
Options                                                     -          98,372            -
Convertible debenture options                               -          33,905            -
                                                                   ----------
DILUTED EPS
Earnings from continuing operations - 2000            $22,604      15,795,776        $1.43
                                                                   ==========
BASIC EPS
Earnings from continuing operations - 1999            $22,473      18,242,021        $1.23
EFFECT OF DILUTIVE SECURITIES
Options                                                     -         143,243            -
Convertible debenture options                               -          84,705            -
                                                                   ----------
DILUTED EPS
Earnings from continuing operations - 1999            $22,473      18,469,969        $1.22
                                                                   ==========
BASIC EPS
Earnings from continuing operations - 1998            $24,660      19,255,344        $1.28
EFFECT OF DILUTIVE SECURITIES
Options                                                     -          79,178            -
Convertible debenture options                               -         144,300            -
                                                                   ----------
DILUTED EPS
Earnings from continuing operations - 1998            $24,660      19,478,822        $1.27
                                                                   ==========

Options to purchase 615,118 shares of the Company's common stock were outstanding at December 31, 2000, but were not included in the computation of diluted EPS because their exercise prices were greater than the average market price of the common shares. Of these potentially dilutive options, 23,438 expire in 2006, 309,390 expire in 2007, 257,615 expire in 2008, 6,125 expire in
2009 and 18,550 expire in 2010.

In connection with the Shareholder Rights Plan adopted by the Company on October 30, 1996, preferred stock purchase rights were distributed to stockholders and are deemed to be attached to the outstanding shares of common stock of the Company. Under certain conditions, each right may be exercised to purchase one one-hundredth (1/100) share of a new series of preferred stock, at an exercise price of $100 per share (subject to adjustment). The rights, which do not have voting rights, expire in 2006, and may be redeemed by the Company at a price of $0.01 per right prior to a specified period of time after the occurrence of certain events. In certain events, each right (except certain rights beneficially owned by 10% or more owners, which rights are voided) will entitle its holder to purchase shares of common stock with a value of twice the then-current exercise price.

In March 2000, the Company's directors authorized a $60,000 stock repurchase program. From inception in January 1997, through December 31, 2000, repurchase authorizations have reached a total of $170,000.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

10. COMMITMENTS AND CONTINGENT LIABILITIES

The Company has entered into various operating leases for transportation equipment (primarily railroad tank cars), chemical pipelines and storage facilities, office buildings and land and other miscellaneous items of equipment. The following is a schedule by year of future minimum rental payments for those operating leases with remaining noncancelable terms in excess of one year, as of December 31, 2000:

Years ending                              Operating
December 31                                Leases
-----------                               ---------
     2001                                    $1,535
     2002                                     1,420
     2003                                       681
     2004                                        66
                                             ------
 Total minimum payments required             $3,702
                                             ======

Provisions applicable to certain transportation equipment leases provide for mileage credits computed on the basis of usage. No recognition has been given to the effect of such credits in the amounts presented above.

Rental expense, including short-term rentals (net of mileage credits of approximately $110, $365 and $483 for the years ended December 31, 2000, 1999 and 1998, respectively), was approximately $3,283, $1,820 and $1,590 for the years ended December 31, 2000, 1999 and 1998, respectively. In most cases, management expects that leases will be renewed or replaced by other leases in the normal course of business.

Company operations are subject to a wide variety of environmental laws and regulations governing emissions to the air, discharges to water sources, and the handling, storage, treatment and disposal of waste materials, as well as other laws and regulations concerning health and safety conditions. The Company accrues for anticipated costs associated with investigatory and remediation efforts relating to the environment. At December 31, 2000 and 1999, the Company's estimated liability for these matters totaled $1,333 for both years as related to discontinued operations. The estimated liability related to continuing operations at December 31, 2000 and 1999, was $244 for both years.

The Company has pending several claims incurred in the normal course of business which, in the opinion of management and legal counsel, should be disposed of without material effect on the accompanying consolidated financial statements.

11. OTHER INCOME (EXPENSE)

Other income (expense), net, for the years ended December 31 consists of:


                                                         2000      1999      1998
                                                       --------------------------
     Gain on sale of Power Sources, Inc. (Note 3)      $    -     1,605    10,069
     Loss on note receivable                                -    (1,000)     (750)
     Other                                               (143)   (1,141)      (95)
                                                       --------------------------
                                                        $(143)     (536)    9,224
                                                       ==========================

12. SEGMENT INFORMATION

The Company operates in two segments: Electronic and Other Specialty Chemicals and Polyurethane Chemicals. The Electronic and Other Specialty Chemicals segment produces specialty chemicals for use by others in electronic, agricultural, pharmaceutical, polymer and photosensitive applications. These Chemicals are typically produced by multi-step processing with products sold both on specification and performance. This segment includes research and development for new products and processes. The Polyurethane Chemicals segment produces aniline and nitrobenzene by a continuous production process. These chemicals generally require more processing to produce the end product used by consumers and are primarily sold under long-term contracts to industrial customers. The accounting policies of the segments are the same as those described in the summary of significant accounting policies. The Company evaluates performance and allocates resources based on the segment's profit or loss from operations before interest income and expense and income taxes. The Company's reportable segments are based on similarities in products and services, type and class of customers, production processes and methods of distribution.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The polyurethane chemicals segment had unaffiliated major customer sales (sales to customer exceed ten percent of consolidated revenues) of $147,229, $111,151 and $99,522 for the years ended December 31, 2000, 1999 and 1998, respectively.

The following is a breakdown by segment of selected consolidated financial information at December 31, 2000, 1999 and 1998 and for each of the years then ended:


                                                     2000       1999       1998
                                                   ------------------------------
Sales to unaffiliated customers
     Electronic and Other Special Chemicals        $204,905    177,554    179,579
     Polyurethane Chemicals                         178,974    144,389    125,525
                                                   ------------------------------
        Total                                      $383,879    321,943    305,104
                                                   ==============================
Operating profit before income taxes:
     Electronic and Other Specialty Chemicals      $ 17,854     18,048     17,796
     Polyurethane Chemicals                          31,234     31,034     22,648
                                                   ------------------------------
                                                     49,088     49,082     40,444
Unallocated corporate expenses                      (10,450)   (11,811)    (9,781)
Interest income (expense), net                       (2,328)      (782)       213
Other income, net                                      (143)      (536)     9,224
                                                   ------------------------------
       Total                                       $ 36,167     35,953     40,100
                                                   ==============================

Depreciation and amortization:
     Electronic and Other Specialty Chemicals      $ 15,957     18,117     14,623
     Polyurethane Chemicals                          10,531      7,316      8,148
     Corporate                                        1,966      1,555        917
                                                   ------------------------------
        Total                                      $ 28,454     26,988     23,688
                                                   ==============================

Identifiable assets:
     Electronic and Other Specialty Chemicals      $252,041    253,014    214,192
     Polyurethane Chemicals                         103,610    100,976    113,217
                                                   ------------------------------
                                                    355,651    353,990    327,409
     Corporate                                       28,092     45,865     63,716
     Discontinued operations                              -      2,532     52,309
                                                   ------------------------------
        Total                                      $383,743    402,387    443,434
                                                   ==============================

Capital expenditures:
     Electronic and Other Specialty Chemicals      $ 11,307     16,399     25,306
     Polyurethane Chemicals                           4,186      3,245     11,421
     Corporate                                        1,439      5,001      7,059
                                                   ------------------------------
        Total                                      $ 16,932     24,645     43,786
                                                   ==============================

Electronic and Other Specialty Chemicals sales growth was hurt by a shortage of hydroxylamine raw material caused by an explosion in June 2000 at Nissin Chemical's plant in Japan. Net business interruption insurance of $5.4 million, after meeting a $1.0 million deductible, was recorded during the year related to the incident and is reflected in other operating income.

Revenues from sales to all foreign countries were $69,341, $47,345 and $46,207 in 2000, 1999 and 1998, respectively, and are attributed to those countries based on ship-to location of customers. Identifiable assets in foreign countries were $25,580, $21,943 and $17,386. Identifiable assets by segment are those assets used in the Company's operations. Corporate assets and investments are principally cash and cash equivalents, nontrade receivables and certain other investments.

The Company performs ongoing credit evaluations of its customers and generally does not require collateral on trade receivables. The Company believes that adequate allowances are maintained for any uncollectible trade receivables. Certain corporate expenses, primarily those related to the overall management of the Company, were not allocated to the operating segments.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

13. QUARTERLY FINANCIAL DATA (UNAUDITED)


Selected quarterly financial data follows:


                                                                   Quarters ended             Year ended
                                                       -------------------------------------------------
                                                        03/31     06/30        09/30    12/31     12/31
                                                       -------------------------------------------------
2000:
     Sales                                             $97,856   101,027       93,753   91,243   383,879
                                                       =================================================
     Gross profit                                      $24,876    26,462       21,199   23,140    95,677
                                                       =================================================
     Earnings from
       continuing operations                           $ 5,814     6,059        5,152    5,579    22,604
                                                       =================================================
     Net earnings                                      $15,470     6,059        5,152    5,579    32,260
                                                       =================================================
     Earnings per common share:
       Continuing operations                           $   .34       .38          .34      .38      1.44
                                                       =================================================
       Net earnings                                    $   .91       .38          .34      .38      2.06
                                                       =================================================
     Earnings per common
       share, assuming dilution:
       Continuing operations                           $   .34       .38          .33      .38      1.43
                                                       =================================================
       Net earnings                                    $   .90       .38          .33      .38      2.04
                                                       =================================================

                                                                   Quarters ended             Year ended
                                                       -------------------------------------------------
                                                        03/31     06/30        09/30    12/31     12/31
                                                       -------------------------------------------------
1999:
     Sales                                             $72,622    83,025       81,643   84,653   321,943
                                                       =================================================
     Gross profit                                      $19,494    22,139       24,761   25,274    91,668
                                                       =================================================
     Earnings from
       continuing operations                           $ 4,641     5,473        5,962    6,397    22,473
                                                       =================================================
     Net earnings                                      $ 4,641     5,473        5,962    7,043    23,119
                                                       =================================================
     Earnings per common share:
       Continuing operations                           $   .25       .30          .33      .35      1.23
                                                       =================================================
       Net earnings                                    $   .25       .30          .33      .38      1.26
                                                       =================================================
     Earnings per common
       share, assuming dilution:
       Continuing operations                           $   .25       .30          .32      .35      1.22
                                                       =================================================
       Net earnings                                    $   .25       .30          .32      .38      1.25
                                                       =================================================

The above quarterly earnings per share calculations are based on the weighted-average number of common shares outstanding during each quarter for earnings per common share and the weighted-average number of outstanding common shares equivalents during each quarter for the earnings per common share, assuming dilution.

14. VALUATION AND QUALIFYING ACCOUNTS

Details regarding the valuation allowances for discontinued operations and doubtful trade accounts and notes receivable for continuing operations are as follows:

                                                                      Charged to    Other
                                                       Beginning       Costs and   Additions       Ending
                                                        Balance        Expenses   (Deductions)*   Balance
                                                       --------------------------------------------------
Year ended December 31, 2000                            $27,217              79    (25,033)        2,263
Year ended December 31, 1999                             25,314           2,008       (105)       27,217
Year ended December 31, 1998                             10,222          15,063         29        25,314

*Businesses disposed and/or amounts written off.

At December 31, 2000, valuation allowances were $1,750 related to a note received on the sale of PPC and $125 related to PPC legal and inventory issues, with the balance of $388 related to the allowance for doubtful accounts on trade receivables.

15. FINANCIAL INSTRUMENTS

FAIR VALUE OF FINANCIAL INSTRUMENTS

At December 31, 2000 and 1999, cash and cash equivalents, trade receivables, notes receivable, trade payables, accrued liabilities and notes payable are reflected in the financial statements at cost, which approximates fair value, due to the short-term nature of these instruments. The $20,000 senior notes, placed with institutional investors in November 1998, approximate fair value based on current rates offered the Company for debt of similar characteristics and maturities. The revolving credit facility is based on floating interest rates and approximates fair value.

DERIVATIVE FINANCIAL INSTRUMENTS

The Company enters into foreign currency option contracts and foreign exchange contracts to minimize its exposure related to receivables dominated in yen. To lessen the short-term effect of exchange rate fluctuations on consolidated performance, the Company hedges a portion of these yen-denominated receivables and future sales commitments. Gains and losses on contracts related to future sales commitments are deferred and subsequently recorded in net income in the period in which the related transactions are consummated. The open option collar at December 31, 2000, represents total option puts and calls of 20,000,000 yen each, with a minimum U.S. dollar value of $183 and a maximum U.S. dollar value of $215, a floor rate of 93.21 and a cap of 109.0 and an expiration date of January 4, 2001. For 2000 and 1999, the net realized and unrealized losses associated with these instruments were immaterial.

INDEPENDENT AUDITORS' REPORT

The Board of Directors and Stockholders
ChemFirst, Inc.:

We have audited the consolidated balance sheets of ChemFirst Inc. and subsidiaries as of December 31, 2000 and 1999, and the related consolidated statements of operations, stockholders' equity and cash flows for each of the years in the three-year period ended December 31, 2000. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of ChemFirst Inc. and subsidiaries as of December 31, 2000 and 1999, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2000, in conformity with accounting principles generally accepted in the United States of America.

/s/ KPMG LLP

Jackson, Mississippi
February 15, 2001

CHEMFIRST COMPANIES, DIRECTORS AND OFFICERS

CHEMFIRST COMPANIES

FIRST CHEMICAL CORPORATION
(Intermediate Chemicals and Aniline)
P.O. Box 7005
Pascagoula, Mississippi  39568-7005
-and-

FIRST CHEMICAL TEXAS, L.P.
(Aniline)
P.O. Box 1607
Baytown, Texas 77520
George M. Simmons, President

CHEMFIRST FINE CHEMICALS, INC.
(Electronic and Fine Chemicals)
P.O. Box 216
Tyrone, Pennsylvania  16686-0216
-and-
1515 Nicholas Road
Dayton, Ohio  45418
Scott Martin, President

FIRST CHEMICAL CORPORATION DBA
CHEMFIRST FINE CHEMICALS
(Electronic and Fine Chemicals)
P.O. Box 7005
Pascagoula, Mississippi  39568-7005
Scott Martin, Vice President

EKC TECHNOLOGY, INC.
(Electronic Chemicals)
2520 Barrington Court
Hayward, California  94545-3703
P. Jerry Coder, President

EKC TECHNOLOGY, LTD.
(Electronic Chemicals)
19 Law Place
Nerston, Industrial Estate
East Kilbride
Glasgow G74 4QL Scotland
Connell Boyle, Managing Director

EKC TECHNOLOGY K.K.
(Electronic Chemicals)
KSP R&D D3 42
3-2-1 Sakado, Takatsu-ky, Kawasaki
Kanawaga, 213-0012 Japan
Satoshi Kumasaka, Managing Director

TRIQUEST, L.P.
(Electronic and Fine Chemicals)
P.O. Box 819005
Dallas, Texas, 75381-9005
Roger L. Van Duyne, President

TRIQUEST JAPAN K.K.
(Electronic and Fine Chemicals)
KSP R&D D-342
3-2-1 Sakado, Takatsu-ku, Kawasaki
Kanawaga, 213-0012 Japan
Nobuhiko Umeno, Representative Director

DIRECTORS

RICHARD P. ANDERSON  2, 3
Maumee, Ohio
Chairman
The Andersons Inc.
Agribusiness

PAUL A. BECKER  1
Vero Beach, Florida
Private Investor
General Partner,
Summit Investors

MICHAEL J. FERRIS  2
Houston, Texas
President and Chief Executive Officer,
Pioneer Companies, Inc.

JAMES E. FLIGG  2
Naples, Florida
Retired, Former Senior Executive Vice President,
BP Amoco, p.l.c.

ROBERT P. GUYTON  1
Sea Island, Georgia
Financial Consultant

DR. PAUL W. MURRILL  1
Baton Rouge, Louisiana
Professional Engineer

JOHN F. OSBORNE  3
Twin Bridges, Montana
President,
Competitive Customer Support
Consulting Services for the
Semiconductor Industry

WILLIAM A. PERCY, II  2, 4
Greenville, Mississippi
Chairman of the Board,
Staple Cotton Cooperative Association

DAN F. SMITH  1
Houston, Texas
President and Chief Executive Officer,
Lyondell Chemical Company

LELAND R. SPEED  3, 4
Jackson, Mississippi
Chairman, EastGroup Properties
Parkway Properties
Real Estate Trust Companies

DR. R. GERALD TURNER  3, 4
Dallas, Texas
President, Southern Methodist University

J. KELLEY WILLIAMS
Jackson, Mississippi
Chairman and Chief Executive Officer,
ChemFirst Inc.

1  Audit Committee
2  Compensation and Human
   Resources Committee
3  Committee on Director Affairs
4  ChemFirst Foundation Inc. Board
   of Trustees

OFFICERS

J. KELLEY WILLIAMS
Chairman
Chief Executive Officer

R. MICHAEL SUMMERFORD
President
Chief Operating Officer

MAX P. BOWMAN
Vice President, Finance
Treasurer

DANIEL P. ANDERSON
Vice President
Health, Safety & Environmental Affairs

WILLIAM B. KEMP
Vice President
Human Resources

J. STEVE CHUSTZ
General Counsel

WILLIAM R. JORDAN
Associate General Counsel

TROY B. BROWNING
Controller

JAMES L. MCARTHUR
Secretary
Manager, Investor Relations

CORPORATE INFORMATION

TRANSFER AGENTS FOR
COMMON STOCK

THE BANK OF NEW YORK
1-800-524-4458

Address shareholder inquiries to:
Investor Relations Department - 11E
P. O. Box 11258
Church Street Station
New York, New York  10286

Send certificates for transfer and address changes to:
Receive and Deliver Department  - 11W
P. O. Box 11002
Church Street Station
New York, New York 10286

e-mail:  Shareowner-svcs@bankofny.com

Internet: http://stock.bankofny.com

CHEMFIRST INC.
Stock Transfer Department
P.O. Box 1249
Jackson, Mississippi  39215-1249
(601) 948-7550
e-mail: ir@chemfirst.com

COMMON STOCK REGISTRARS

THE BANK OF NEW YORK
Investor Relations Department
P. O. Box 11258
Church Street Station
New York, New York  10286

AMSOUTH BANK
210 E. Capitol Street
Third Floor
Jackson, Mississippi 39201

STOCK LISTING

New York Stock Exchange
TRADING SYMBOL:  CEM

Note: The Wall Street Journal and many other major daily newspapers list the stock as ChemFst.

INVESTOR RELATIONS

If you have questions concerning ChemFirst Inc. or your investment in the Company, we will be pleased to assist you. Contact:

James L. McArthur
Secretary
Manager, Investor Relations
ChemFirst Inc.
P.O. Box 1249
Jackson, Mississippi  39215-1249
(601) 948-7550
e-mail: ir@chemfirst.com

INDEPENDENT PUBLIC ACCOUNTANTS

KPMG LLP
1100 One Jackson Place
Jackson, Mississippi 39201-9988

STOCKHOLDER REPORTS

Stockholders with stock in brokerage accounts who wish to receive quarterly stockholder reports and other information directly from the Company, may do so by writing, calling or e-mailing the Company's Investor Relations department. Quarterly earnings reports may also be accessed via the Company's Internet site located at www.chemfirst.com.

FORM 10-K

Stockholders may obtain without charge a copy of the ChemFirst Inc. 10-K as filed with the Securities and Exchange Commission by calling or writing the Company's Investor Relations department, or on the Company's Internet site located at www.chemfirst.com.

ANNUAL MEETING

The Annual Meeting of Stockholders will be held May 22, 2001, at 1:30 p.m. at the Hilton Jackson, 1001 East County Line Rd., Jackson, Mississippi.

Stockholders are cordially invited to attend and participate in the business of the meeting. Those who are unable to attend are requested to return their proxy cards to the Registrar in the envelope that accompanies the proxy.

[LOGO OF CHEMFIRST APPEARS HERE]

STOCK MARKET INFORMATION

The high and low recorded prices of the Company's common stock and cash dividends declared during 2000 and 1999 are presented in the table below. There were approximately 3,592 shareholders of record as of March 5, 2001.

                               2000                        1999
                    -----------------------------------------------------
                                      Dividend                   Dividend
                     High      Low      Rate     High      Low     Rate
                    -----------------------------------------------------
1st Quarter          22.00   18.3125    .10     23.875    18.125   .10
2nd Quarter         24.125    17.625    .10    24.8125   22.5625   .10
3rd Quarter          24.75     20.75    .10     27.375   24.1875   .10
4th Quarter         23.125    18.875    .10      28.00    19.875   .10
For the Year         24.75    17.625    .40      28.00    18.125   .40